Exhibit 99.1

NON-BINDING TERM SHEET

This summary of terms (“Term Sheet”) sets out the principal terms and conditions for (i) the acquisition of the entire equity interest of European Wellness Investment Holdings Limited (the “Target Company” or “EWIHL”) by NewGenIvf Group Limited (the “Listco” or “NIVF”) and (ii) the fund-raising activity by the Listco. The Listco and the Target Company aim to achieve the completion of the acquisition and fund-raising activity by [30 June] 2024 (the “Completion Date”).

This Term Sheet is not a commitment or agreement of any kind on the part of the Listco and should not be relied on as such. Any obligation of the Listco is subject to, among other things, the execution of the relevant Transaction Documents (as defined below), the result of a due diligence on the Target Company, the satisfaction of condition precedents for a transaction of this nature.

Subject to the terms and conditions of the Transaction Documents, the Listco agrees to the entire equity interest of the Target Company (as defined below), based on the following key terms as set out below:

1.	Transaction:	The Listco will acquire 100% equity interest of the Target Company (the “Acquisition”).

2.	Target Company:	European Wellness Investment Holdings Limited, a company with a major shareholder from Malaysia.

3.	Seller:	All shareholder(s) of European Wellness Investment Holdings Limited.

4.	Consideration of the Acquisition:	US$268,000,000 to be payable by issuing 53,600,000 ordinary shares of the Listco (i.e. US$5 per new issued shares) to the shareholder(s) of European Wellness Investment Holdings Limited or its associate (the “EWIHL Shareholders”).

5.	Additional fundraising	Simultaneously, the Listco will raise US$30 million, which can be raised from public or private shareholders, and in a form mutually acceptable to the parties, including structured equity investment. Proceeds shall be applied (1) first to all expenses of the combined company, (2) working capital for the combined entity.

Refer to Appendix A for the background of the Transaction.

6.	Post-Transaction shareholding of the Listco:	After completion of the Acquisition, the EWIHL Shareholders will hold approximately 76.4% equity interest in the Listco

Refer to Appendix B for illustration.

7.	Tentative timetable:	Date	Events
		15/4/2024	Signing of MOU, due diligence work and fund-raising activity begins

		[Date]	Complete audited financials of EWIHL

		ASAP*	Completion of the Transaction

* The Parties agree that time is of the essence, and the parties will use all best efforts to close the Transaction as soon as possible.

8.	Key transaction documents:	To include:

(a) The Sale and Purchase Agreement in respect of the Target Company (the “SPA”); and

(b) Other related or ancillary agreements or documents to be mutually agreed by the parties with respect to the Transaction

(collectively, the “Transaction Documents”).

9.	Conditions precedent:	To include:

(a) The indemnity, representations and warranties provided by the Seller are valid at the date of signing and closing of the Transaction;

(b) An official signed Valuation in the amount of USD 323 million for HWIHL

(c) Satisfactory due diligence results; and

(d) Other terms and conditions for this kind of transaction

10.	General conditions:	To include:

(a) The shares of the Target Company (the “Shares”) transferred from the EWIHL Shareholders are free from any lien, third parties right, securities or mortgage etc; and

(b) The SPA will bear the usual terms and conditions, warranties, indemnities, damages and completion conditions.

EXECUTED by the Parties:

/s/ Mr. Siu Wing Fung Alfred	/s/ Max Tong
Signed by Mr. Siu Wing Fung Alfred	Signed by Max Tong
A duly authorized representative of/ for and on behalf of	A duly authorized representative of/ for and on behalf of

NewGenIvf Group Limited	European Wellness Investment Holdings Limited

Witnessed by		Witnessed by
Signature:	/s/ Tina Fong	Signature:	/s/ Simon Tang
Name:	Tina Fong	Name:	Simon Tang

Appendix A – Background of the Transaction

European Wellness Biomedical Group (EW Group) is an international multi-award-winning European group renowned for its pioneering developments in precursor stem cell therapeutics, immunomodulation, biological and synthetic peptides, nutraceuticals, cosmeceuticals and biological regenerative medicine. EW Group owns a growing network of over 30 clinics and 4 hospitals worldwide and has over 600 (supplements/injectables) exclusive trademark products.

Based on the valuation report provided by the Target Company, the current valuation of the Target Company, as determined by the discounted cash flow model, is approximately US$323 million. Based on the information provided, NIVF is acquiring the entire interest of the Target Company at a substantial discount of 22.6%, equivalent to US$250 million.

Furthermore, the comparable companies of the Target Company are trading on the US stock market at a price-to-earnings (PE) ratio of between 24.33x and 137.68x:

Company Name	Stock Code	P/E	Market Cap (US$M)	Sector - Industry
Natural Health Trends Corp.	NHTC	137.68	78.20	Consumer Cyclical/Internet Retail
FitLife Brands, Inc.	FTLF	24.54	129.95	Consumer Defensive/Packaged Foods
Perrigo Company plc	PRGO	24.33	4,274.00	Healthcare/Drug Manufacturers - Specialty & Generic
LifeVantage Corporation	LFVN	31.16	79.14	Consumer Defensive/Packaged Foods

Given the US$11.7 million forecasted net profit of the Target Company for the year ending 31 December 2024 and the US$268 million valuation of the Target Company, the P/E ratio of the Target Company to be 22.9x.

It is expected the following synergies can be achieved by the Transaction:

1.	Some of EWHIL’s products can enhance fertility outcomes for NIVF’s programs.

2.	Many existing EWHIL’s distributors can promote NIVF’s fertility services to boost sales for NIVF.

3.	Many EWHIL’s clinic outlets (with a global footprint) can introduce NIVF’s Fertility service for additional revenue (both EWHIL and NIVF are in the health-care industries).

4.	With a bigger market cap, there will be more trading liquidity and research coverage.

5.	There will be more working capital for growth.

6.	Future potential additional injection of EWHIL’s other products and services in the pipeline, as well as intellectual property.

Appendix B – Post-Transaction shareholding of the Listco

	Post-Transaction
Name of shareholders	Valuation* (US$M)	Approximate number of shares (M)		% of shareholding
EWIHL Shareholders	268.00	53.60		76.35%
NIVF founders and SPAC Sponsors	30.00	6.00		8.55%
Existing public shareholders	20.00	4.00		5.70%
New shareholders	30.00	6.00	*	8.55%
Referrer Shares	3.00	0.60		0.85%
Total	351.00	70.20	*	100.00%

*	Assuming the share price is US$5 for fund raising, but may be lower depending on market response, resulting in more shares issued to raise $30 million.

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